UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 10, 2015

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, CA	95113
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☒                                  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                                    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                                    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                                    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01                                           Other Events.

Heritage Commerce Corp and its wholly-owned bank subsidiary, Heritage Bank of Commerce, have received regulatory approvals from both the Federal Reserve Board of San Francisco and the California Department of Business Oversight for the merger of Heritage Bank of Commerce and Focus Business Bank. The transaction is subject to the approval of the shareholders of Heritage Commerce Corp and Focus Business Bank.  Heritage Commerce Corp and Focus Business Bank will hold their respective special shareholder meetings on August 11, 2015. The transaction is expected to close in the third quarter of 2015 pending shareholder approval and the satisfaction of other customary closing conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HERITAGE COMMERCE CORP

DATED: July 10, 2015	By:	/s/ Walter T. Kaczmarek
Walter T. Kaczmarek
Chief Executive Officer and President